===============================================================================


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                          For the Month of AUGUST 2003


                                MFC BANCORP LTD.
             (Exact Name of Registrant as specified in its charter)


      FLOOR 21, MILLENNIUM TOWER, HANDELSKAI 94-96, A-1200, VIENNA, AUSTRIA
                              011 (43) 1 24025 102
              (Address and telephone number of Registrant's office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      [X]  Form 20-F          [ ]  Form 40-F


Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                ------

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                ------

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes              No   X
                                -----           -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in
connection  with  Rule  12g3-2(b):  82-                   .
                                        ------------------

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

                                [GRAPHIC OMITED]



                                MFC BANCORP LTD.



                           2003 SECOND QUARTER REPORT
                                 TO SHAREHOLDERS


                                  JUNE 30, 2003


                           FORWARD-LOOKING STATEMENTS


The statements in this report that are not based on historical facts are called "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this report and can be identified by words such as "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. Also look for discussions of strategy that involve risks and uncertainties. Forward-looking statements include statements regarding the outlook for our future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions are set out in reports and other documents that we file with or furnish to the U.S. Securities and Exchange Commission from time to time and include:

   * general economic and business conditions, including changes in interest rates;
   *  prices  and  other  economic  conditions;
   *  natural  phenomena;
   * actions by government authorities, including changes in government regulation;
   *  uncertainties  associated  with  legal  proceedings;
   *  technological  development;
   *  future  decisions  by  management  in  response  to  changing  conditions;
   *  our  ability  to  execute  prospective  business  plans;  and
   *  misjudgments  in  the  course  of  preparing  forward-looking  statements.

We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. Unless required by law, we do not assume any obligation to update forward-looking statements based on unanticipated events or changes in expectations. However, you should carefully review the reports and other documents that we file with or furnish to the U.S. Securities and Exchange Commission from time to time.

                                MFC BANCORP LTD.

                           2003 SECOND QUARTER REPORT

President's  Letter  to  Shareholders:

We are pleased to enclose our results for the second quarter of 2003. Our revenues in the second quarter of 2003 increased by approximately 83% compared to the same period in 2002, primarily as a result of the increase in and integration of trading activities into our operations. In the current quarter, the Euro and the Swiss franc appreciated by approximately 11% and 7%, respectively, versus the Canadian dollar, and the U.S. dollar depreciated by approximately 10% versus the Canadian dollar, compared to the second quarter of 2002, which affected our results in the current period. The following table is a summary of selected financial information concerning MFC for the periods indicated:


                                      Three Months Ended              Three Months Ended
                                           June 30,                        June 30,
                                  --------------------------      ------------------------------
                                    2003              2002           2003               2002
                                  --------          --------      ----------        ------------
                                  (U.S. dollars in thousands      (Canadian dollars in thousands
                                   except per share amounts)         except per share amounts)
                                        Information Only
Revenue                           $ 71,938          $ 35,138      $ 97,496          $ 53,364
Net income                           7,472             6,617        10,125            10,049
Net income per share:
 Basic                                0.58              0.50          0.78              0.76
 Diluted                              0.55              0.48          0.75              0.72

                                  June 30,       December 31,       June 30,        December 31,
                                    2003              2002           2003               2002
                                  --------       ------------     ----------        ------------
                                   (U.S. dollars in thousands)    (Canadian dollars in thousands)
                                         Information Only

Cash and cash equivalents         $ 57,477          $ 64,835      $ 77,898          $102,413
Securities                          40,993            39,661        55,558            62,649
Total assets                       316,578           282,712       429,057           446,574
Debt                                60,655            43,554        82,206            68,798


Net income for the three-month period ended June 30, 2003 was $10.1 million or $0.75 per share on a diluted basis, compared to $10.0 million or $0.72 per share on a diluted basis in the prior year.

We are an international merchant banking company. Merchant banking encompasses a broad spectrum of activities related to the integrated combination of banking, trading, financing commercial trade and proprietary investing.

Our merchant banking activities provide specialized banking and corporate finance services and advise clients on corporate strategy and structure, including mergers and acquisitions and capital raising. They also include proprietary trading in commodities and natural resources and proprietary investing of our own capital in enterprises to realize long-term or trading gains. Such investing is generally in businesses or assets whose intrinsic value is not properly reflected in their share or other price, often as a result of financial or other distress affecting them. Such proprietary investing is generally not passive and we seek investments where our financial expertise and management can add or unlock value. Proprietary investments are generated and made as part of our overall merchant banking activities and are realized upon over time.

We have established a firm foundation for our operations and look forward to continued growth during the remainder of 2003.


                                      Respectfully  submitted,

                                       [graphic omitted]

                                       M.J.  Smith
August  2003                           President

                                MFC BANCORP LTD.



                        CONSOLIDATED FINANCIAL STATEMENTS

                     FOR THE SIX MONTHS ENDED JUNE 30, 2003

                                   (UNAUDITED)

                                MFC BANCORP LTD.

                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)
                             (DOLLARS IN THOUSANDS)


                                          JUNE 30, 2003       June 30,        December 31,
                                         ----------------       2003             2002
                                          (U.S. DOLLARS)    ------------    ---------------
                                         INFORMATION ONLY         (CANADIAN DOLLARS)
ASSETS
Cash and cash equivalents                $       57,477     $    77,898     $  102,413
Securities                                       40,993          55,558         62,649
Loans                                            60,373          81,824         77,879
Receivables                                      52,520          71,180         53,955
Commodity investments                            13,409          18,174         13,172
Properties held for sale                         46,144          62,539         72,959
Resource property                                26,855          36,396         36,747
Goodwill                                         11,661          15,804         16,412
Equity method investments                         5,842           7,917          7,917
Prepaid and other                                 1,304           1,767          2,471
                                         --------------     -----------     ----------
                                         $      316,578     $   429,057     $  446,574
                                         ==============     ===========     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
 Accounts payable and accrued expenses   $       25,348     $    34,354     $   47,279
 Debt                                            60,655          82,206         68,798
 Future income tax liability                         76             103            258
 Deposits                                        25,198          34,151         39,198
                                         --------------     -----------    -----------
     Total liabilities                          111,277         150,814        155,533
                                         --------------     -----------    -----------

Minority Interests                                4,273           5,791          5,751

Shareholders' Equity
 Common stock                                    53,111          71,982         70,269
 Cumulative translation adjustment              (11,628)        (15,761)        18,733
 Retained earnings                              159,545         216,231        196,288
                                         --------------     -----------     ----------
                                                201,028         272,452        285,290
                                         --------------     -----------     ----------
                                         $      316,578     $   429,057     $  446,574
                                         ==============     ===========     ==========


The accompanying notes are an integral part of these financial statements.

                                MFC BANCORP LTD.

           CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                 FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002
                                   (UNAUDITED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                              JUNE 30,               June 30,
                                                2003           ---------------------
                                          ----------------       2003        2002
                                           (U.S. DOLLARS)      --------    ---------
                                          INFORMATION ONLY      (CANADIAN DOLLARS)
Financial services revenue                $ 133,081            $ 180,364   $ 107,596

Expenses
 Financial services                         111,118              150,598      70,219
 General and administrative                   5,907                8,006      15,439
 Interest                                     1,347                1,826       3,421
                                          ---------            ---------   ---------
                                            118,372              160,430      89,079
                                          ---------            ---------   ---------

Income before income taxes                   14,709               19,934      18,517
Recovery of income taxes                         55                   75       1,510
                                          ---------            ---------   ---------
                                             14,764               20,009      20,027
Minority interests                              (49)                 (66)         10
                                          ---------            ---------   ---------
Net income                                   14,715               19,943      20,037
Retained earnings, beginning of period.     144,830              196,288     164,872
Dividends                                         -                    -     (19,339)
                                          ---------             --------   ---------
Retained earnings, end of period          $ 159,545             $216,231   $ 165,570
                                          =========             ========   =========

Earnings per share
 Basic                                    $    1.14             $   1.55   $    1.54
                                          =========             ========   =========
 Diluted                                  $    1.10             $   1.49   $    1.45
                                          =========             ========   =========


The accompanying notes are an integral part of these financial statements.

                                MFC BANCORP LTD.

           CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                FOR THE THREE MONTHS ENDED JUNE 30, 2003 AND 2002
                                   (UNAUDITED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                              JUNE 30,               June 30,
                                                2003           -----------------------
                                          ----------------       2003        2002
                                           (U.S. DOLLARS)      --------    -----------
                                          INFORMATION ONLY      (CANADIAN DOLLARS)

Financial services revenue                $  71,938             $  97,496    $  53,364

Expenses
 Financial services                          60,941                82,593       35,976
 General and administrative                   2,749                 3,726        7,096
 Interest                                       730                   989        1,818
                                          ---------             ---------    ---------
                                             64,420                87,308       44,890
                                          ---------             ---------    ---------

Income before income taxes                    7,518                10,188        8,474
Recovery of income taxes                         21                    28        1,579
                                          ---------             ---------    ---------
                                              7,539                10,216       10,053

Minority interests                              (67)                  (91)          (4)
                                          ---------             ---------    ---------

Net income                                    7,472                10,125       10,049
Retained earnings, beginning of period      152,073               206,106      174,860
Dividends                                         -                     -      (19,339)
                                          ---------             ---------    ---------

Retained earnings, end of period          $ 159,545             $ 216,231    $ 165,570
                                          =========             =========    =========

Earnings per share
 Basic                                    $    0.58             $    0.78    $    0.76
                                          =========             =========    =========
 Diluted                                  $    0.55             $    0.75    $    0.72
                                          =========             =========    =========


The accompanying notes are an integral part of these financial statements.

                                MFC BANCORP LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002
                                   (UNAUDITED)
                             (DOLLARS IN THOUSANDS)


                                                         JUNE 30,
                                                   ---------------------
                                                      2003       2002
                                                   ----------  ---------
Operating
 Net income                                        $  19,943   $ 20,037
 Adjustments to reconcile net income to net cash
     used in operating activities:
     Depreciation and amortization                       583        644
     Minority interests                                   66        (10)
     Gain on debt reduction                                -     (1,450)
     Exchange adjustments                            (10,508)      (388)
     Gain on sales of assets                          (5,402)         -
     Write-down of equity method investment                -      4,735
 Changes in current assets and liabilities
     Securities                                        5,807    (10,511)
     Receivables                                      (3,067)   (18,358)
     Commodity receivables                           (18,878)      (503)
     Due from investment dealers                           -        131
     Commodity investments                            (5,944)    (1,318)
     Properties held for sale                             46       (157)
     Accounts payable and accrued expenses           (10,469)    (6,760)
     Other                                            (2,829)    (1,327)
                                                   ---------   --------
                                                     (30,652)   (15,235)
Financing
 Net increase in deposits                                228     48,721
 Borrowings                                           22,668     13,689
 Debt repayments                                      (2,857)   (13,043)
 Issuance of shares, net of repurchases                1,713     (5,957)
                                                   ---------   --------
                                                      21,752     43,410
Investing
 Net (increase) decrease in loans                    (11,110)    (2,901)
 Purchases of long-term investments                     (275)         -
 Proceeds from sales of assets                         5,406          -
 Other                                                  (215)       (50)
                                                   ---------   --------
                                                      (6,194)    (2,951)

Exchange rate effect on cash and cash equivalents     (9,421)     3,486
                                                   ---------   --------
Net change in cash                                   (24,515)    28,710
Cash, opening balance                                102,413     77,166
                                                   ---------   --------

Cash, ending balance                               $  77,898   $105,876
                                                   =========   ========


The accompanying notes are an integral part of these financial statements.

                                MFC BANCORP LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE THREE MONTHS ENDED JUNE 30, 2003 AND 2002
                                   (UNAUDITED)
                             (DOLLARS IN THOUSANDS)


                                                         JUNE 30,
                                                   ---------------------
                                                      2003       2002
                                                   ----------  ---------
Operating
 Net income                                        $  10,125   $  10,049
 Adjustments to reconcile net income to net cash
     used in operating activities:
     Depreciation and amortization                       280         344
     Minority interests                                   83          15
     Exchange adjustments                             (5,993)       (297)
     Write-down of equity method investment                -       4,735
 Changes in current assets and liabilities
     Securities                                        9,340      (7,094)
     Receivables                                        (160)    (15,688)
     Commodity receivables                            (3,699)     (3,147)
     Due from investment dealers                           -         143
     Commodity investments                            (2,270)        112
     Properties held for sale                             57         (16)
     Accounts payable and accrued expenses           (12,029)      2,591
     Other                                            (2,575)     (1,859)
                                                   ---------   ---------
                                                      (6,841)    (10,112)
Financing
 Net increase (decrease) in deposits                  (2,227)     44,790
 Borrowings                                            9,604        (462)
 Debt repayments                                      (2,258)     (4,466)
 Issuance of shares, net of repurchases                1,713      (2,394)
                                                   ---------   ---------
                                                       6,832      37,468
Investing
 Net (increase) decrease in loans                    (13,159)      5,506
 Purchases of long-term investments                      (60)          -
 Proceeds from sales of assets                         5,406           -
 Other                                                   (63)        (36)
                                                   ---------   ---------
                                                      (7,876)      5,470

Exchange rate effect on cash and cash equivalents     (5,084)      3,986
                                                   ---------   ---------
Net change in cash                                   (12,969)     36,812
Cash, opening balance                                 90,867      69,064
                                                   ---------   ---------

Cash, ending balance                               $  77,898   $ 105,876
                                                   =========   =========


The accompanying notes are an integral part of these financial statements.

                                MFC BANCORP LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2003
                                   (UNAUDITED)

NOTE  1.  BASIS  OF  PRESENTATION

The consolidated financial statements contained herein include the accounts of MFC Bancorp Ltd. and its subsidiaries (the "Company").

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the most recent annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented. The results for the periods presented herein may not be indicative of the results for the entire year.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

NOTE  2.  NATURE  OF  BUSINESS

The Company is in the financial services business and its principal activities focus on merchant banking.

NOTE  3.  EARNINGS  PER  SHARE

The Company adopted the Canadian Institute of Chartered Accountants' Accounting Handbook Section 3500, "Earnings Per Share". Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if-converted" method. The dilutive effect of outstanding call options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. The computation of earnings per share under Canadian generally accepted accounting principles conforms in all material respects with the computation under U.S. generally accepted accounting principles.

The weighted average number of shares (in thousands) outstanding for the purposes of calculating basic earnings per share was 12,880 and 13,027 for the six months ended June 30, 2003 and 2002, respectively, and 12,928 and 13,189 for the three months ended June 30, 2003 and 2002, respectively. The weighted average number of shares (in thousands) outstanding for the purposes of calculating diluted earnings per share was 14,003 and 14,371 for the six months ended June 30, 2003 and 2002, respectively, and 14,060 and 14,506 for the three months ended June 30, 2003 and 2002, respectively.

NOTE  4.  REPORTING  CURRENCY

The Company reports its results in Canadian dollars. Certain amounts herein have also been reported in U.S. dollars for reference purposes. Amounts reported in U.S. dollars have been translated from Canadian dollars at a rate of U.S. $1.00 = Canadian $1.3553 as at June 30, 2003, being the period-end exchange rate as prescribed by Regulation S-X (the accounting regulation of the U.S. Securities and Exchange Commission).

NOTE  5.  SUBSEQUENT  EVENTS

On or about July 24, 2003, the Company, through its 80% owned subsidiary, Mazak Ltd. ("Mazak"), acquired the alloys and pigments businesses and related assets of Trident Alloys Ltd. ("Trident") of Warsall, England for an aggregate purchase price of approximately GBP 2.9 million ($6.5 million), including the issuance of GBP 0.5 million ($1.1 million) in loan notes. Such loan notes are due one year from closing and carry a warrant entitling the holder to convert the notes into the number of common shares which comprise 50% of the issued share capital of Mazak plus one share upon the occurrence of certain events, including the failure to pay the loan notes and events of insolvency. In addition, Mazak assumed certain liabilities and obligations of Trident in connection with the businesses and assets acquired (for which Trident has agreed to indemnify Mazak). Mazak also acquired certain qualified receivables in U.S. dollars, Euros and Pounds Sterling relating to the businesses and assets acquired, aggregating GBP 4.9 million ($11.0 million), by assuming certain obligations to trade creditors, aggregating GBP 1.7 million ($3.8 million), and paying the balance in cash upon closing.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

IN  THIS  DOCUMENT,  PLEASE  NOTE  THE  FOLLOWING:

* REFERENCES TO "WE", "OUR", "US" OR "MFC" MEAN MFC BANCORP LTD. AND ITS SUBSIDIARIES, UNLESS THE CONTEXT OF THE SENTENCE CLEARLY SUGGESTS OTHERWISE;

* ALL REFERENCES TO MONETARY AMOUNTS ARE IN CANADIAN DOLLARS, UNLESS OTHERWISE INDICATED;

* THE INFORMATION SET FORTH IN THIS QUARTERLY REPORT IS AS AT JUNE 30, 2003, UNLESS AN EARLIER OR LATER DATE IS INDICATED; AND

* SELECTED FINANCIAL INFORMATION HAS BEEN PROVIDED IN U.S. DOLLARS FOR INFORMATIONAL PURPOSES ONLY USING AN EXCHANGE RATE OF ONE CANADIAN DOLLAR BEING EQUAL TO U.S. $0.7378, BEING THE FEDERAL RESERVE BANK OF NEW YORK RATE OF CONVERSION FOR CANADIAN DOLLARS TO U.S. DOLLARS AS AT JUNE 30, 2003.

The following discussion and analysis of the financial condition and results of our operations for the six months and three months ended June 30, 2003 should be read in conjunction with the consolidated financial statements and related notes included in this quarterly report, as well as our most recent annual report on Form 20-F for the fiscal year ended December 31, 2002. Certain reclassifications have been made to our prior period financial statements to conform to the current period presentation.

RESULTS  OF  OPERATIONS

OPERATING  RESULTS

We are a highly integrated international financial services company that focuses on merchant banking. We provide specialized banking and corporate finance services internationally. These activities are primarily conducted through our wholly-owned banking subsidiary. Our merchant banking activities include a European trading group focused on trading commodities and natural resources. We also commit our own capital to promising enterprises and invest and otherwise trade to capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our investing is generally not passive. We seek investments where our financial expertise and management can add or unlock value.

Our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values, commodity prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Competition includes firms traditionally engaged in financial services such as banks, broker-dealers and investment dealers, along with other sources such as insurance companies, mutual fund groups, other companies offering financial services in Europe and globally and other trade and finance companies.

Our results of operations for any particular period may also be affected by our realization on proprietary investments. These investments are made to maximize total return through long-term appreciation and recognized gains on divestment. We can realize on our proprietary investments through a variety of methods including sales, capital restructuring or other forms of divestment.

The international and integrated nature and focus of our business has resulted in a relatively low net rate of income tax. In the six and three months ended June 30, 2003, we had a net tax recovery.

In recent years, the financial services industry has experienced consolidation and convergence as financial institutions involved in a broad spectrum of services have merged or combined. The trend to consolidate is expected to continue and produce global financial institutions with much greater capital and other resources than we have. As a result of the economic and competitive factors discussed above, our results of operations may vary significantly from period to period. We intend to manage our business for the long-term and to mitigate the effects of such factors by focusing on our core operations.

SIX  MONTHS  ENDED  JUNE 30, 2003 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2002

In the six months ended June 30, 2003, our revenues increased by 67.6% to $180.4 million from $107.6 million in the comparable period of 2002, primarily due to the increase in and integration of trading activities into our operations and the decrease in the value of the Canadian dollar versus the Euro and Swiss franc during the period. Based upon the period average exchange rates in the current period, the Euro and Swiss franc increased by approximately 13.5% and 11.8%, respectively, in value against the Canadian dollar, and the U.S. dollar decreased by approximately 7.6% in value against the Canadian dollar, compared to the period average exchange rates in the comparative period of 2002.

In the six months ended June 30, 2003, expenses increased to $160.4 million from $89.1 million in the comparable period of 2002, primarily as a result of increased revenues resulting from the increase in and integration of trading activities into our operations and the appreciation of the Euro. In the six months ended June 30, 2003, financial services expenses increased to $150.6 million from $70.2 million in the comparable period of 2002. General and administrative expenses decreased to $8.0 million in the six months ended June 30, 2003 from $15.4 million in the comparable period of 2002, primarily due to the deduction of a net exchange adjustment of approximately $8.5 million, mainly as a result of the effect of the exchange rate between the Canadian dollar and the U.S. dollar as at June 30, 2003 on U.S. dollar denominated liabilities. In the period ended June 30, 2003, we recognized $5.4 million from a proprietary investment and received securities valued at $4.5 million in payment of fees for services provided. In the comparative period of 2002, we recognized a $1.5 million gain on indebtedness of a subsidiary. Interest expense decreased to $1.8 million in the six months ended June 30, 2003 from $3.4 million in the comparable period of 2002, primarily as a result of a decrease in outstanding indebtedness during the current period.

In the six months ended June 30, 2003, our net earnings were $19.9 million or $1.55 per share on a basic basis ($1.49 per share on a diluted basis), compared to $20.0 million or $1.54 per share on a basic basis ($1.45 per share on a diluted basis) in the period ended June 30, 2002.

THREE  MONTHS  ENDED  JUNE  30, 2003 COMPARED TO THE THREE MONTHS ENDED JUNE 30,
2002

In the three months ended June 30, 2003, our revenues increased by 82.7% to $97.5 million from $53.4 million in the comparable period of 2002, primarily due to the increase in and integration of our trading activities into our operations and the decrease in the value of the Canadian dollar versus the Euro and Swiss franc during the period. Based upon the period average exchange rates in the second quarter of 2003, the Euro and Swiss franc increased by approximately 11.1% and 7.3%, respectively, in value against the Canadian dollar, and the U.S. dollar decreased by approximately 10.0% in value against the Canadian dollar, compared to the period average exchange rates in the second quarter of 2002.

In the three months ended June 30, 2003, expenses increased to $87.3 million from $44.9 million in the comparable period of 2002, primarily as a result of increased revenues resulting from the increase in and integration of trading activities into our operations and the appreciation of the Euro. In the current quarter, financial services expenses increased to $82.6 million from $36.0 million in the comparable quarter of 2002. General and administrative expenses decreased to $3.7 million in the three months ended June 30, 2003 from $7.1 million in the comparable period of 2002, primarily due to the deduction of a net exchange adjustment of approximately $4.6 million, mainly as a result of the effect of the exchange rate between the Canadian dollar and the U.S. dollar as at June 30, 2003 on U.S. dollar denominated liabilities. In the current quarter, we received securities valued at $4.5 million in payment of fees for services provided. Interest expense decreased to $1.0 million in the three months ended June 30, 2003 from $1.8 million in the comparable period of 2002, primarily as a result of a decrease in outstanding indebtedness during the current quarter.

In the quarter ended June 30, 2003, our net earnings were $10.1 million or $0.78 per share on a basic basis ($0.75 per share on a diluted basis), compared to $10.0 million or $0.76 per share on a basic basis ($0.72 per share on a diluted basis) in the quarter ended June 30, 2002.

LIQUIDITY  AND  CAPITAL  RESOURCES

The following table is a summary of selected financial information concerning MFC for the periods indicated:


                                   U.S. DOLLARS                    CANADIAN DOLLARS
                            ----------------------------     ----------------------------
                            JUNE 30,        DECEMBER 31,     JUNE 30,        DECEMBER 31,
                              2003              2002           2003              2002
                            --------        ------------     --------        ------------
                                  (IN THOUSANDS)                    (IN THOUSANDS)
                                 INFORMATION ONLY
Cash and cash equivalents   $ 57,477          $ 64,835       $ 77,898        $ 102,413
Securities                    40,993            39,661         55,558           62,649
Total assets                 316,578           282,712        429,057          446,574
Debt                          60,655            43,554         82,206           68,798


We maintain a high level of liquidity, with a substantial amount of assets held in cash and cash equivalents, marketable securities and customer loans collateralized by marketable securities. The liquid nature of these assets provides us with flexibility in managing our business and financing. This liquidity is used by us in client related services where we act as a financial intermediary for third parties and in our own proprietary investing activities.

At June 30, 2003, our cash and cash equivalents were $77.9 million, compared to $102.4 million at December 31, 2002. At June 30, 2003, we had securities of
$55.6  million,  compared  to  $62.6  million  at  December  31,  2002.

As part of our merchant banking activities, we establish, utilize and maintain various kinds of credit lines and facilities with other banks, insurers, and trade finance providers. Most of these facilities are short-term. These facilities are primarily used for structured trade financing, accounts receivable financing and letters of credit. Such facilities are drawn upon and used for specific trading transactions. These credit facilities are generally secured by the subject matter of a proposed transaction, being either a receivable or the underlying commodity or natural resource being traded. We often further enhance the credit of such facilities through credit and/or performance insurance provided by governmental and/or private insurers. Such trade finance insurance is often layered with varying limitations and exceptions. The amounts drawn under the credit facilities fluctuate with the kind and level of commodities and natural resources trading transactions being undertaken by us. As such transactions are settled, proceeds are generally applied to first settle amounts drawn under such credit facilities.

We have debt maturities of $4.5 million in the remainder of 2003 and $4.2 million in 2004, excluding the credit lines and facilities used for commodities and natural resources trading. We expect such maturing debt to be satisfied primarily through cash on hand and cash flow from operations. Much of such maturing debt may either subsequently be made re-available to us by the applicable financial institution or we may replace such facilities with similar facilities depending upon our trading and capital requirements.

OPERATING  ACTIVITIES

Operating activities used cash of $30.7 million in the six months ended June 30, 2003, compared to $15.2 million in the six months ended June 30, 2002. In the six months ended June 30, 2003, changes in securities provided cash of $5.8 million, compared to using cash of $10.5 million in the six months ended June 30, 2002. An increase in receivables used cash of $3.1 million in the six months ended June 30, 2003, compared to $18.4 million in the six months ended June 30, 2002. An increase in commodity receivables used cash of $18.9 million in the six months ended June 30, 2003, compared to $0.5 million in the six months ended June 30, 2002, resulting primarily from increased activities in our operations. An increase in commodity investments used cash of $5.9 million in the six months ended June 30, 2003, compared to $1.3 million in the six months ended June 30, 2002, resulting primarily from the increase in our operations. A decrease in accounts payable and accrued expenses used cash of $10.5 million in the six months ended June 30, 2003, compared to $6.8 million in the six months ended June 30, 2002. We expect to generate sufficient cash flow from operations to meet our working capital and other requirements.

INVESTING  ACTIVITIES

Investing activities used cash of $6.2 million in the six months ended June 30, 2003, compared to $3.0 million in the six months ended June 30, 2002. In the six months ended June 30, 2003, a net increase in loans used cash of $11.1 million, compared to $2.9 million in the six months ended June 30, 2002. Proceeds from sales of assets provided cash of $5.4 million in the six months ended June 30, 2003.

FINANCING  ACTIVITIES

Net cash provided by financing activities was $21.8 million in the six months ended June 30, 2003, compared to $43.4 million in the six months ended June 30, 2002. Net borrowings provided cash of $19.8 million in the six months ended June 30, 2003, compared to $0.6 million in the six months ended June 30, 2002. In the six months ended June 30, 2003, a net increase in deposits provided cash of $0.2 million, compared to $48.7 million in the six months ended June 30, 2002. The issuance of common shares in the six months ended June 30, 2003 provided cash of $1.7 million, compared to the net repurchase of common shares using cash of $6.0 million in the six months ended June 30, 2002.

We had no material commitments to acquire assets or operating businesses at June 30, 2003. We anticipate that there will be acquisitions of businesses or commitments to projects in the future. To achieve our long-term goals of expanding our assets and earnings, including through acquisitions, we will require substantial capital resources. The necessary resources will be generated from cash flow from operations, cash on hand, borrowing against our assets, sales of proprietary investments or the issuance of securities.

FOREIGN  CURRENCY

Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.

A substantial amount of our revenues are received in Euros, U.S. dollars and Swiss francs. In addition, certain assets and liabilities are denominated in these currencies. Accordingly, our results of operations and financial position for any given period, when reported in Canadian dollars, can be significantly affected by the fluctuation of exchange rates for Euros, U.S. dollars and Swiss francs prevailing during a period.

In general, each asset, liability, revenue or expense resulting from a transaction denominated in a foreign currency is translated into the local functional currency at the exchange rate in effect at the transaction date, and monetary items denominated in a foreign currency are adjusted to reflect the exchange rate in effect at the balance sheet date. An exchange gain or loss that arises as a result of the translation or settlement of a foreign currency denominated monetary item is included in general and administrative expenses. Based upon the period average exchange rates in the six months ended June 30, 2003, the Canadian dollar decreased in value by approximately 10.6% and 11.9% against each of the Swiss franc and the Euro, respectively, and increased in value by approximately 8.3% against the U.S. dollar, compared to the period average exchange rates in the comparative period of

2002. As of June 30, 2003, the Canadian dollar increased in value by approximately 16.6%, 14.0% and 6.3% against each of the U.S. dollar, the Swiss franc and Euro, respectively, compared to the exchange rates for these currencies as of December 31, 2002.

We translate assets and liabilities of our foreign subsidiaries, other than those denominated in Canadian dollars, into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations are recorded as shareholders' equity under cumulative translation adjustment on the balance sheet and do not affect our net earnings. As a result of the appreciation of Canadian dollar against U.S. dollar, Swiss franc and Euro as of June 30, 2003, we reported approximately a net $34.5 million unrealized foreign exchange translation loss in the six months ended June 30, 2003, and our cumulative foreign exchange translation loss at June 30, 2003 was $15.8 million, compared to a gain $18.7 million at December 31, 2002.

We use derivatives to manage our exposure and our clients' exposure to foreign currency exchange rate risks. At June 30, 2003, we did not hold any forward foreign exchange contracts for our own account.

The Company reports its results in Canadian dollars. Certain amounts herein have also been reported in U.S. dollars for reference purposes. Amounts reported in U.S. dollars have been translated from Canadian dollars at a rate of U.S.$1.00 = Canadian $1.3553 as at June 30, 2003, being the period-end exchange rate as prescribed by Regulation S-X (the accounting regulation of the U.S. Securities and Exchange Commission).

CERTAIN  FACTORS

Our primary risks are transaction risks, credit or counterparty risks and market risks. In addition, we have been and may continue to be affected by many other factors, including, but not limited to: (i) economic and market conditions, including the liquidity of capital markets; (ii) the volatility of market prices, rates and indices; (iii) the timing and volume of market activity; (iv) competition; (v) legal and regulatory risks; (vi) inflation; (vii) the cost of capital, including interest rates; (viii) political events, including legislative, regulatory and other developments; (ix) competitive forces, including our ability to attract and retain personnel; (x) support systems; and
(xi) investor sentiment. For more information on these risks and other factors that affect us and our operating results, see our annual report on Form 20-F for the year ended December 31, 2002.

DERIVATIVE  INSTRUMENTS

Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks. We use derivatives to provide products and services to clients and to manage our foreign exchange exposure for our own account. At June 30, 2003, we did not hold any derivative contracts for our own account. For more information, see our annual report on Form 20-F for the year ended December 31, 2002.

INFLATION

We do not believe that inflation has had a material impact on revenues or income during the second quarter of 2003. Because our assets to a large extent are liquid in nature, they are not significantly affected by inflation. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

CRITICAL  ACCOUNTING  POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies that are the most important to the portrayal of our current financial condition and results of operations.

For more information about our critical accounting policies, see our annual report on Form 20-F for the year ended December 31, 2002.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant          MFC  BANCORP  LTD.
                    --------------------------------

By                  /s/  Michael  J.  Smith
                    --------------------------------
                    MICHAEL  J.  SMITH,  PRESIDENT

Date                August 29, 2003
                    --------------------------------